EXHIBIT 23(H)(III) UNDER FORM N-1A
                                           EXHIBIT 10(H) UNDER ITEM 601/REG. S-K

                                   EXHIBIT B
                                       to
                         Mutual Fund Services Agreement

                General Description of Transfer Agency Services


The following is a general description of the transfer agency services Unified shall provide to a mutual fund.

Systems: Utilizing PowerAgent by Envision Financial Systems, Windows NT Servers and Microsoft SQL Databases, we offer a robust yet open architecture for shareholder data.

Interactive Voice Response: Provides funds with the opportunity to offer their shareholders 24 hour, 7 day a week access to their account information, accessing the system either via telephone or computer.

Shareholder Services: Shareholder telephone calls can be answered by Unified's shareholder services department through 800 numbers that are unique to each fund family. Phone volumes and response times are continually monitored for quality assurance.

Shareholder Recordkeeping: Maintains complete shareholder records for each fund including the following: (i) name, address and tax identification number; (ii) number of shares held; (iii) historical information including dividends paid and individual purchases and redemptions; and (iv) any systematic purchase or redemption instructions and correspondence relating to the current maintenance of the account.

Purchase and Redemption Orders: Unified will process all purchase and redemption orders of a fund's shareholders in accordance with the fund's current prospectus. Confirmation statements are produced for each transaction and promptly mailed to shareholders. Daily transaction reports and share proofs are made available to all necessary parties via electronic medium.

Telephone Orders: Process redemption, exchange and transfer requests upon telephone instructions from qualified shareholders. Unified will redeem and/or transfer fund shares from any account for which such services have been properly authorized.

Shareholder Communications and Meetings: Mail all necessary communications by a fund to its shareholders. For proxies, Unified will handle mailing of proxy materials, tabulation of proxy cards, and provide periodic reports to the fund on the progress of the tabulation.

Shareholder  Correspondence:  Acknowledge  all  correspondence from shareholders
relating  to  their  share  accounts  and  undertake  such   other   shareholder
correspondence as may from time to time be mutually agreed upon.

Asset Allocation Program Support: Provide rebalancing, asset allocation models and performance measurement as an optional and additional transfer agency service, for certain types of asset allocation and/or wrap programs.